Impact Family Office

1224 Coast Village Circle, Suite 11
Santa Barbara, California 93108

Consulting Agreement

Parties

This Agreement is between **Impact Family Office** ("Consultant") and **Parker Clay, LLC** (hereafter collectively referred to as "Client").

This Agreement details the terms of our consulting engagement and is binding unless amended in writing by both parties. Please review this Agreement before signing it and keep it for future reference.

Services

Consultant will provide services as requested by Client, beginning on May 1st, 2018 (the "Effective Date"), and shall continue on an as needed basis for financial consulting and management, at the rate of $125 per hour.

Responsibilities

The services provided to the Client are based on Consultant's knowledge of the facts as they are presented to them. Consultant will use reasonable efforts to perform the services; however, Client acknowledges that Consultant cannot guarantee any particular result and agrees to keep Consultant immediately informed of relevant developments regarding the matters related to the services and to timely make any payments required by this Agreement.

Fees and Expenses

Client agrees to pay Consultant for services provided on an hourly basis, tracked in fifteen-minute increments. This is exclusive of any out-of-pocket fees or expenses that are incurred by third parties in connection with or as a result of our services, such as legal fees, accounting fees, or other expenses incurred by the provision of services to Client. Consultant may either pay these fees directly, in which case Client will be invoiced, or Consultant may submit the third-party invoice directly to Client, at Consultant's sole discretion. In any event, Client will solely be responsible for all such third-party costs and fees.

Termination or Withdrawal

This Agreement may be terminated at any time by giving notice in writing signed by the Client. Consultant may terminate the relationship written notice as well to Client. In the event of termination, any files have pertaining to Client's assets, projects completed or in progress, and written communication will be provided by Consultant within 14 days of written request from Client. Consultant is authorized to retain a copy of any documents or files for regulatory or other legal purposes. Termination of services does not release Client from the responsibility to pay Consultant for services through the date of termination.

Limitation of Liability

Consultant shall have no liability for any matter unless and only to the extent of our gross negligence or willful misconduct. None of the owners, employees, or contractors of Consultant shall have any personal liability to Client for any matter whatsoever. No fiduciary or agency or

similar relationship of any kind will arise directly or indirectly between Client and any of Consultant's members, managers, employees or agents in their individual capacities. CONSULTANT SHALL NOT HAVE ANY LIABILITY TO CLIENT OR ANY THIRD PARTY FOR ANY LOSS. ANY CLAIM(S) RELATING TO THIS AGREEMENT SHALL BE LIMITED TO THE SERVICE FEES CHARGED TO CLIENT DURING THE 12 MONTHS IMMEDIATELY PRECEDING THE CLAIM. CLIENT SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS CONSULTANT AND ITS OWNERS, EMPLOYEES, AND CONTRACTORS FOR ALL CLAIMS AND LIABILITIES RELATED TO THE BREACH OF THIS AGREEMENT.

Arbitration
Any dispute arising during this relationship or the scope of this Agreement shall be determined by binding arbitration in Santa Barbara, California, before a sole arbitrator, in accordance with the laws of the State of California. In the event of any such arbitration the prevailing party in such arbitration or litigation shall be awarded its costs and expenses, including reasonable attorney's fees, from the non-prevailing party.

Disclosures
Consultant will keep information for this engagement confidential. No accounting or legal advice will be provided as a part of the consulting services. Although the Founder and Manager of Impact Family Office, LLC, Kiah Jordan, is a Certified Financial Planner™ and Chartered Financial Consultant®, by entering into this Agreement Consultant will not provide you with any financial advisory services that would require regulation by the Securities and Exchange Commission.

Miscellaneous
Consultant shall not have any liability for any failure to perform or delay in performing its obligations under this Agreement due to any event beyond its reasonable control. This Agreement constitutes the entire agreement between the parties for the services and supersedes all prior agreements or discussions relating to the services. This Agreement shall be governed by and construed in accordance with the laws of the state of California. Any suit brought under this Agreement shall be brought in a Federal court sitting in Los Angeles, California or a state court sitting in Santa Barbara, California. Neither party shall have any right, power, or authority to create any obligation or responsibility on behalf of the other. The obligations contained in the Arbitration and Limitations paragraphs shall survive the termination or expiration of this Agreement. EACH PARTY RECOGNIZES AND AGREES THAT THE WARRANTY AND LIABILITY DISCLAIMERS AND REMEDY LIMITATIONS IN THIS AGREEMENT ARE A MATERIAL BARGAINED FOR BASIS OF THIS AGREEMENT AND THAT THEY HAVE BEEN TAKEN INTO ACCOUNT AND REFLECTED IN DETERMINING THE CONSIDERATION TO BE GIVEN BY EACH PARTY UNDER THIS AGREEMENT AND IN THE DECISION BY EACH PARTY TO ENTER INTO THIS AGREEMENT.

Approval
If Client approves of the terms of this Agreement, please sign below and return it to Consultant to commence the engagement. Once signed, this written Agreement will supersede any and all prior agreements between the Parties.

[signatures begin on the following page]

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

CONSULTANT

Kiah M. Jordan, CFP®, ChFC, MSSE
Founder
kiah@impactfamilyoffice.com

Accepted:

CLIENT

Ian Bentley
CEO